UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

COSAN S.A.

CNPJ nº 50.746.577/0001-15

NIRE 35.300.177.045

Publicly Held Company

CVM Code 01983-6

MATERIAL FACT

COSAN S.A. (B3: CSAN3; OTC Pink: CSANY) (the “Company” or “Cosan”), in compliance with Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 44/2021 and further to the Notice to the Market disclosed on June 29, 2026, and the Material Fact disclosed on August 20, 2026, hereby informs its shareholders and the market in general that, in connection with the proposals received for a potential sale of its equity interest in Rumo S.A. (“Rumo”), the Company engaged in exclusive negotiations with potential investors interested in such equity interest. However, as of this date, the exclusivity period has expired without the Company reaching any agreement that it deemed strategically and commercially appropriate for the sale of any portion of its equity interest.

Cosan reiterates that it continues to evaluate alternatives across all of its assets with a view to optimizing its capital structure, while remaining committed to creating value for its shareholders in connection with any such potential transactions.

The Company will keep its shareholders and the market informed in accordance with applicable regulations.

São Paulo, October 20, 2026.

José Cezario Menezes de Barros Sobrinho

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2026

COSAN S.A.
By:	/s/ José Cezario Menezes de Barros Sobrinho
Name: José Cezario Menezes de Barros Sobrinho
Title: Chief Financial Officer